# SEC Schedule 13D/A (Amendment No. 11) — Beneficial ownership report by holders of more than 5% of a class

Issuer: GameStop Corp., CIK 0001326380
CUSIP: 36467W109
Title of class of securities: Class A Common Stock, $0.001 par value per share
Address of issuer's principal executive offices: 625 WESTPORT PARKWAY, GRAPEVINE, Texas (TX), 76051
Date of event which requires filing of this statement: 04/03/2025
Filed by CIK 0001767470
Persons authorized to receive notices and communications: RYAN NEBEL, OLSHAN FROME WOLOSKY LLP, 1325 Avenue of the Americas, New York, New York (NY), 10019, 212-451-2300

## Reporting persons
- Cohen Ryan (CIK 0001767470): type of reporting person: individual (IN); citizenship or place of organization: Canada (Federal Level) (Z4); source of funds: personal funds (PF); sole voting power 37,347,842; shared voting power 0; sole dispositive power 37,347,842; shared dispositive power 0; aggregate amount beneficially owned 37,347,842 (8.4% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, $0.001 par value per share
Name of issuer: GameStop Corp.
Address of issuer's principal executive offices: 625 WESTPORT PARKWAY, GRAPEVINE, Texas (TX), 76051

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 is hereby amended and restated to read as follows:

The Shares beneficially owned by Mr. Cohen were purchased with personal funds (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 37,347,842 Shares beneficially owned by Mr. Cohen is approximately $106,851,057, excluding brokerage commissions.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) is hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by the Reporting Person is based upon 447,083,981 Shares outstanding as of March 19, 2025 as reported in the Issuer's Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 25, 2025.

As of the date hereof, Mr. Cohen directly beneficially owned 37,347,842 Shares, constituting approximately 8.4% of the Shares outstanding.
Transactions in the class effected during the past sixty days:
Item 5(c) is hereby amended and restated to read as follows:

On April 3, 2025, the Reporting Person purchased 500,000 Shares at a price of $21.5500 per Share in the open market. Except as otherwise disclosed herein, there have been no transactions in securities of the Issuer by the Reporting Person during the past 60 days.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 is hereby amended to add the following:

As of the date hereof, 22,340,018 Shares beneficially owned by the Reporting Person have been deposited into a margin account with Charles Schwab & Co., Inc. ("Schwab") in connection with a standard margin loan arrangement whereby margin credit may be extended to the Reporting Person. The Reporting Person generally retains voting and investment discretion over such Shares prior to any foreclosure on such Shares that could be triggered in the event the Reporting Person fails to timely satisfy any minimum margin maintenance requirements with Schwab.

## Signatures
- Cohen Ryan: /s/ Ryan Cohen, Ryan Cohen (04/03/2025)